UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  November 2010

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)
Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                         ☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Rosetta Genomics Ltd.

As part of its regularly scheduled quality control testing, Rosetta Genomics Ltd. (“Rosetta”) identified a problem associated with one of the reagents prepared and used for testing.  This problem may have potentially affected the reported results of approximately 100 miRview™ mets diagnostic tests performed in Rosetta’s CLIA-certified laboratory from August through October 2010. Rosetta has remediated the problem, has instituted corrective measures to prevent the problem from occurring again and has already begun retesting the potentially impacted patient samples. The retesting of these samples is expected to take up to 10 days to complete.  In the meantime, Rosetta, through its applicable licensee and distributors, is in the process of notifying clinicians and recommending that they do not incorporate the previous test results into their decision making process, until confirmation of validity is established through the retesting process.

Rosetta does not currently expect that this issue will result in material liability to the company.

Various statements in this Form 6-K, including statements relating to potential liability, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including the risks more fully discussed under “Key Information - Risk Factors” in Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 on file with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of today and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

The information contained in this Report is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 9, 2010	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz General Counsel